Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCEMENT REGARDING FRANCISCO GOLD CORP. SHARES

VANCOUVER, BRITISH COLUMBIA, July 08, 2008 – GOLDCORP INC. (TSX: G; NYSE: GG) (“Goldcorp”) announced today a 90-day extension of the right of former shareholders of Francisco Gold Corp. to exchange their shares under the Plan of Arrangement effective July 12, 2002 (the “Plan”). Pursuant to the Plan, the persons who hold share certificates of Francisco Gold Corp. have the right to exchange those shares for “Glamis Shares, Glamis Rights and Chesapeake Shares” (the “Share Conversion Rights”) as provided in the Plan. Due to the subsequent acquisition of Glamis Gold Ltd. by Goldcorp, the Glamis Shares and Glamis Rights are now exchangeable for shares in Goldcorp. Under the terms of the Plan, the right to claim the Share Conversion Rights expires on the sixth anniversary of the Effective Date of the Plan or July 12, 2008. Goldcorp has determined to extend the expiration date for a period of 90 days until Friday, October 10, 2008.

In addition, Goldcorp today announced that it has retained the services of The Laurel Hill Advisory Group Company (“Laurel Hill”) to conduct a Shareholder Asset Recovery Program.  This voluntary program will seek to locate and, communicate with persons who may continue to hold share certificates of Francisco Gold Corp. to facilitate their exercise of the Share Conversion Rights. Laurel Hill will initiate its efforts to contact persons identified as holding Francisco Gold Corp. share certificates immediately. Laurel Hill will answer inquiries toll-free at 1-866-485-3623, at inquiries@laurelhillag.com, and by mail addressed to Aidan Kelly, Vice President, Shareholder Services, 366 Bay Street, Suite 200, Toronto, Ontario, Canada M5H 4B2. Persons holding Francisco Gold Corp. share certificates also can exercise their Share Conversion Rights by contacting Goldcorp’s transfer agent CIBC Mellon Trust Company by mail at: 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9 or by telephone at 1-800-387-0825.

Francisco Gold Corp. was previously known as Randstrom Manufacturing Corp., Rockmaster Resources Ltd. and Londinium Resources Inc.

As of the close of business on October 10, 2008, all Share Conversion Rights will terminate and will cease to represent a claim against or an interest of any kind or nature in Francisco Gold Corp., Goldcorp, or Chesapeake Gold Ltd.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This presentation contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com